Exhibit 99.2

BRAGG GAMING GROUP INC.

CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2021, and 2020

Presented in Euros (Thousands)

Management’s Statement of Responsibility for Financial Reporting

The management of Bragg Gaming Group Inc. is responsible for the preparation, presentation and integrity of the accompanying consolidated financial statements. This responsibility includes the selection and consistent application of appropriate accounting principles and methods in addition to making the judgments and estimates necessary to prepare the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Management is also responsible for providing reasonable assurance that assets are safeguarded, and that relevant and reliable financial information is produced. Management is required to design a system of internal controls and certify as to the design and operating effectiveness of internal controls over financial reporting.

MNP LLP, whose report follows, were appointed as independent auditors by a vote of the Company’s shareholders to audit the consolidated financial statements.

The Board of Directors, acting through an Audit Committee comprised solely of directors who are independent, is responsible for determining that management fulfils its responsibilities in the preparation of the consolidated financial statements and the financial control of operations. The Audit Committee recommends the independent auditors for appointment by the shareholders. The Audit Committee meets regularly with senior and financial management and the independent auditors to discuss internal controls, auditing activities and financial reporting matters. The independent auditors have unrestricted access to the Audit Committee. These consolidated financial statements have been approved by the Board of Directors based on the review and recommendation of the Audit Committee.

Paul Godfrey	Ronen Kannor
Interim Chief Executive Officer	Chief Financial Officer

Toronto, Canada

March 10, 2022

Independent Auditor’s Report

To the Shareholders of Bragg Gaming Group Inc.:

Opinion

We have audited the consolidated financial statements of Bragg Gaming Group Inc. and its subsidiaries (the "Company"), which comprise the consolidated statements of financial position as at December 31, 2021 and December 31, 2020, and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2021 and December 31, 2020, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Acquisition of Wild Streak Gaming

Key Audit Matter Description

As described in Note 5 to the consolidated financial statements, on June 2, 2021, the Company completed its acquisition of Wild Streak LLC, doing business as Wild Streak Gaming ("Wild Streak"), for a total purchase price of EUR 22,014 (in thousands). The identifiable assets acquired and the liabilities assumed are measured at fair value as of the acquisition date. Where the net of the fair value of the assets acquired and liabilities assumed is less than the fair value of consideration transferred, the difference is accounted for as goodwill. In assessing fair value of the acquired assets, management used various valuation techniques involving significant judgement and subjectivity.

We considered this to be a key audit matter due to the complexity of the transaction, which included valuation of the acquired intangible assets. This resulted in a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating the audit evidence related to management's estimates. As such, an increased extent of audit effort was required, which included the involvement of internal valuation specialists.

Audit Response

We responded to this matter by performing procedures over management's valuation techniques in determining fair value of the acquired assets and in determining goodwill. Our audit work in relation to this included, but was not restricted to, the following:

● Analyzed the signed purchase agreements to obtain an understanding of the key terms and conditions and to identify the necessary accounting considerations.

● Tested the mathematical accuracy of management's valuation models and supporting calculations.

● Evaluated the fair value of the consideration transferred including shares to be issued.

● Evaluated the reasonableness of key assumptions in management's models, including testing of historical financial results which were used as a basis for future projections.

● Assessed the appropriateness of the disclosures relating to the assumptions used in the acquisition in the notes to the consolidated financial statements.

● With the assistance of internal valuation specialists, evaluated the reasonableness of management's model, through assessing the appropriateness of valuation models used and testing the significant assumptions and inputs by:

● Comparing to externally available industry and economic trends;

● Evaluating budgets and forecasts for future operations; and

● Comparing against guideline companies within the same industry.

Impairment Analysis of Goodwill and Long-Lived Assets

Key Audit Matter Description

We draw attention to Notes 3 and 11 to the consolidated financial statements. The Company has recorded goodwill, property and equipment, right-of-use assets and intangibles assets of EUR 56,404 (in thousands) as of December 31, 2021. The Company performs impairment testing for goodwill and long-lived assets on an annual basis or more frequently when there is an indication of impairment. An impairment is recognized if the carrying amount of an asset, or its cash generating unit (CGU), exceeds its estimated recoverable amount. The recoverable amount of an asset is the greater of its value-in-use and its fair value less costs of disposal. In determining the estimated recoverable amounts using a discounted cash flow model, the Company’s significant assumptions include future cash flows based on expected operating results, long-term growth rates and the discount rate.

We considered this a key audit matter due to the significant judgment made by management in estimating the recoverable amount for goodwill and long-lived assets and a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to management’s estimates. This resulted in an increased extent of audit effort, including the involvement of internal valuation specialists.

Audit Response

We responded to this matter by performing procedures over the impairment of goodwill and long-lived assets. Our audit work in relation to this included, but was not restricted to, the following:

● Tested management’s key assumptions, including a ‘retrospective review’ to compare management’s assumptions in prior year expected future cash flows to the actual results to assess the Company’s budgeting process.

● Evaluated the reasonableness of key assumptions in the impairment model, including future cash flows based on expected operating results, long-term growth rates and the discount rate.

● Tested the mathematical accuracy of management’s impairment model and supporting calculations.

● Assessed the appropriateness of the disclosures relating to the assumptions used in the impairment assessment in the notes to the consolidated financial statements.

● With the assistance of internal valuation specialists, evaluated the reasonableness of the Company’s impairment model, which included:

● Evaluating the reasonableness of the discount rates by comparing the Company’s weighted average cost of capital against publicly available market data;

● Developing a range of independent estimates and comparing those to the discount rate selected by management; and

● Performing a sensitivity analysis by developing a range of independent estimates of growth rates and weighted average cost of capital.

Other Information

Management is responsible for the other information. The other information comprises:

● Management’s Discussion and Analysis; and

● The information, other than the consolidated financial statements and our auditor’s report thereon, in the Annual Report on Form 40-F.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audits or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis and the Annual Report on Form 40-F prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

● Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

● Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

● Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

● Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

● Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

● Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Ajmer Singh Sran.

/s/ MNP LLP

Toronto, Ontario	Chartered Professional Accountants
March 10, 2022	Licensed Public Accountants

BRAGG GAMING GROUP INC.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

		Year Ended December 31,
	Note	2021	2020
Revenue	4	58,319	46,421
Cost of revenue		(29,998)	(26,232)

Gross Profit		28,321	20,189
Selling, general and administrative expenses	4	(34,832)	(22,828)
Gain on remeasurement of consideration receivable	4, 6	98	19
Loss on remeasurement of deferred and contingent consideration	4, 12	—	(9,276)
Loss on disposal of intangible assets	13	(89)	—

Operating Loss		(6,502)	(11,896)
Net interest expense and other financing charges	4	(184)	(1,384)

Loss Before Income Taxes	4	(6,686)	(13,280)
Income taxes	22	(826)	(1,196)

Net Loss from Continuing Operations		(7,512)	(14,476)
Net loss from discontinued operations after tax	6	—	(90)

Net Loss		(7,512)	(14,566)
Items to be reclassified to net loss:
Cumulative translation adjustment - continuing operations		2,590	157
Cumulative translation adjustment - discontinued operations	6	—	(95)

Items that will not be reclassified to net loss:
Remeasurement of employee obligations	19	44	—

Net Comprehensive Loss		(4,878)	(14,504)

Basic and Diluted Loss Per Share
Continuing operations		(0.39)	(1.69)
Discontinued operations		0.00	(0.01)

		(0.39)	(1.70)

		Millions	Millions

Weighted average number of shares - basic and diluted		19.5	8.6

See accompanying notes to the consolidated financial statements

BRAGG GAMING GROUP INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

		As at	As at
		December 31,	December 31,
	Note	2021	2020
Cash and cash equivalents	14	16,006	26,102
Trade and other receivables	15	8,454	10,297
Prepaid expenses and other assets	16	2,442	263
Consideration receivable	6	56	148

Total Current Assets		26,958	36,810
Property and equipment		252	272
Right-of-use assets		579	708
Consideration receivable	6	—	44
Intangible assets	13	30,845	14,279
Goodwill	5,11	24,728	19,938
Other assets		28	43

Total Assets		83,390	72,094

Trade payables and other liabilities	17	14,357	16,968
Deferred revenue		27	102
Income taxes payable	22	784	1,318
Lease obligations on right of use assets - current		149	133
Deferred and contingent consideration	12	—	11,521

Total Current Liabilities		15,317	30,042
Deferred income tax liabilities	22	1,243	1,415
Non-current lease obligations on right of use assets		451	593
Other non-current liabilities		184	147

Total Liabilities		17,195	32,197

Share capital	7	100,285	62,304
Warrants	9	—	1,642
Broker warrants	9	38	399
Shares to be issued	5, 7, 12	13,746	22,608
Contributed surplus		18,385	14,325
Deficit		(68,743)	(61,231)
Accumulated other comprehensive income (loss)		2,484	(150)

Total Equity		66,195	39,897

Total Liabilities and Equity		83,390	72,094

Going Concern	1

See accompanying notes to the consolidated financial statements

Approved on behalf of the Board

Paul Godfrey	Paul Pathak
Interim Chief Executive Officer	Non Executive Director

BRAGG GAMING GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

					Special				Accumulated
					warrants -				other
		Share	Shares to		compensation	Broker	Contributed		comprehensive	Total
	Note	capital	be issued	Warrants	options	warrants	surplus	Deficit	income (loss)	Equity
Balance as at January 1, 2020		40,204	—	1,565	660	—	11,064	(46,665)	(212)	6,616
Issue of securities upon Public Offering, net of issuance costs	7, 8, 9	10,086	—	1,642	—	399	—	—	—	12,127
Shares to be issued upon completion of Oryx earn-out	7	—	22,000	—	—	—	—	—	—	22,000
Shares to be issued upon completion of private placement	7	—	608	—	—	—	—	—	—	608
Exercise of deferred stock units	7, 10	219	—	—	—	—	(219)	—	—	-
Exercise of stock options	7, 10	27	—	—	—	—	(9)	—	—	18
Exercise of warrants	9	10,708	—	(1,168)	—	—	—	—	—	9,540
Expiry of warrants	9	—	—	(526)	—	—	526	—	—	—
Exercise of special warrants - broker compensation options	9	1,060	—	129	(660)	—	—	—	—	529
Share-based compensation	10	—	—	—	—	—	2,963	—	—	2,963
Net loss for the period		—	—	—	—	—	—	(14,566)	—	(14,566)
Other comprehensive income		—	—	—	—	—	—	—	62	62

Balance as at December 31, 2020		62,304	22,608	1,642	—	399	14,325	(61,231)	(150)	39,897

Balance as at January 1, 2021		62,304	22,608	1,642	—	399	14,325	(61,231)	(150)	39,897
Shares issued upon completion of Oryx earn-out	7	22,000	(22,000)	—	—	—	—	—	—	—
Shares issued upon completion of private placement, net of issuance costs	7	1,918	(608)	—	—	—	—	—	—	1,310
Shares to be issued as deferred consideration	5	—	13,746	—	—	—	—	—	—	13,746
Exercise of restricted share units	7, 10	267	—	—	—	—	(267)	—	—	—
Exercise of stock options	7, 10	983	—	—	—	—	(347)	—	—	636
Exercise of warrants	9	11,916	—	(1,831)	—	—	—	—	—	10,085
Expiry of warrants	9	—	—	(7)	—	—	7	—	—	—
Exercise of broker warrants	9	897	—	196	—	(361)	—	—	—	732
Share-based compensation	10	—	—	—	—	—	4,667	—	—	4,667
Net loss for the period		—	—	—	—	—	—	(7,512)	—	(7,512)
Other comprehensive income		—	—	—	—	—	—	—	2,634	2,634

Balance as at December 31, 2021		100,285	13,746	—	—	38	18,385	(68,743)	2,484	66,195

See accompanying notes to the consolidated financial statements

BRAGG GAMING GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

		Year Ended December 31,
	Note	2021	2020
Operating Activities
Net loss from continuing operations		(7,512)	(14,476)
Add:
Net interest expense and other financing charges	4	184	1,384
Depreciation and amortization	4	4,797	2,873
Share based compensation	4, 10	4,667	2,963
Gain on remeasurement of consideration receivable	6	(98)	(19)
Loss on remeasurement of deferred and contingent consideration	12	—	9,276
Loss on disposal of intangible assets	13	89	—
Deferred income tax recovery	22	(172)	(125)

		1,955	1,876
Change in non-cash working capital	20	(1,462)	4,313
Change in income taxes payable		(534)	540

Cash Flows (Used In) From Operating Activities		(41)	6,729

Investing Activities
Purchases of property and equipment		(123)	(223)
Additions of intangible assets	13	(3,143)	(2,286)
Proceeds from sale of discontinued operations	6	235	259
Consideration paid upon business combination	5	(8,268)	—
Cash acquired from business combination	5	124	—
Prepaid consideration	16	(1,187)	—
Deferred and contingent consideration payments	12	(11,521)	(527)

Cash Flows Used In Investing Activities		(23,883)	(2,777)

Financing Activities
Proceeds from issuance of common shares and warrants, net of costs	8	—	12,127
Proceeds from exercise of warrants and broker warrants	9	10,817	10,069
Proceeds from exercise of stock options	10	636	18
Proceeds from shares to be issued upon private placement	7	—	608
Proceeds from shares issued upon private placement, net of issuance costs	7	1,310	—
Repayment of lease liability		(171)	(212)
Interest income		61	6
Interest and financing fees	4	(245)	(353)

Cash Flows From Financing Activities		12,408	22,263

Effect of foreign currency exchange rate changes on cash and cash equivalents		1,420	(307)
Net cash flow used in discontinued operations	6	—	(488)
Change in Cash and Cash Equivalents		(10,096)	25,420
Cash and cash equivalents at beginning of year		26,102	682

Cash and Cash Equivalents at end of year		16,006	26,102

See accompanying notes to the consolidated financial statements

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1	BASIS OF PRESENTATION AND GOING CONCERN

Nature of operations

Bragg Gaming Group Inc. and its subsidiaries ("Bragg", "BGG", the "Company" or the "Group") is primarily a B2B online gaming technology platform and casino content aggregator through its acquisition of Oryx Gaming International LLC ("Oryx" or "Oryx Gaming") in 2018.

The registered and head office of the Company is located at 130 King Street West, Suite 1955, Toronto, Ontario, Canada M5X 1E3.

Oryx Gaming

Oryx Gaming is a B2B gaming solution provider. Oryx offers a turnkey solution, including an omni-channel retail, online and mobile iGaming platform, as well as an advanced content aggregator, sportsbook, lottery, marketing, and operational services. Oryx is incorporated in the State of Delaware and headquartered in Las Vegas. Its primary operations are provided through its wholly owned subsidiaries in Malta, Cyprus, and Slovenia.

Classification of online media business unit as held for sale and discontinued operations

During the year ended December 31, 2019, the Company decided to discontinue its online media business unit. The associated assets and liabilities within the disposal group are presented as held for sale and the net loss attributable as discontinued operations in the consolidated financial statements ("financial statements"). The Company completed the sale of the majority of its online media business unit on May 7, 2020 (Note 6).

Statement of compliance and basis of presentation

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements are prepared on a historical cost basis except for financial instruments classified at fair value through profit or loss (“FVTPL”) or fair value through other comprehensive income (“FVOCI”) which are measured at fair value. The significant accounting policies set out below have been applied consistently in the preparation of the financial statements for all periods presented.

These financial statements were, at the recommendation of the audit committee, approved and authorized for issuance by the Company’s Board of Directors on March 10, 2022.

Going concern

These consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will be able to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business, and do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the financial statements. If the going concern assumption is not appropriate, material adjustments to the consolidated financial statements could be required.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1	BASIS OF PRESENTATION AND GOING CONCERN (CONTINUED)

As at December 31, 2021, the Company had current assets of EUR 26,958  (December 31, 2020: EUR 36,810) and current liabilities of EUR 15,317 (December 31, 2020: EUR 30,042). As of December  31, 2021, the Company has a cumulative deficit of EUR 68,743 (December 31, 2020: EUR 61,231). These conditions indicate that the Company will be able to continue on a going concern basis.

COVID-19

In December 2019, there was a global outbreak of COVID-19 (coronavirus), which has continued to have a significant impact on businesses through the restrictions put in place by the national, provincial and municipal governments around the world regarding travel, business operations and isolation and quarantine orders.

At this time, it is unknown the extent of the impact the COVID-19 outbreak may have on the Company in the long term as this will depend on future developments that remain highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, quarantine and isolation measures that are currently, or may be put, in place by Canada and other countries to fight the virus.

However, the Company derives the majority of its revenue from online casino gaming. This sector has largely benefited from the various international “lock downs”, requiring people to stay at home. As a result, such forms of entertainment have prevailed in a similar fashion to the various streaming businesses such as Netflix. Furthermore, the Company has limited exposure to sports betting revenues that have been impacted by the lack of professional sports.

As at the time of release of these financial statements, the Company’s financial performance, financial position and cash flow had not been adversely impacted by COVID-19 and the Company has determined no impairment of its goodwill is required.

Graduation to the Toronto Stock Exchange (“TSX”)

On January 27, 2021, the Company began trading on TSX under the symbol “BRAG”. Concurrent with the TSX listing, the Company’s Common Shares were delisted from the TSX Venture Exchange.

Trading on the Nasdaq Global Select Market (“Nasdaq”)

On August 27, 2021, the Company began trading on Nasdaq under the symbol “BRAG”. The Company’s shares also continue to trade on the Toronto Stock Exchange.

Reverse Stock Split

At the annual and special meeting of the Company’s shareholders held on April 28, 2021, the Company’s shareholders granted the Company’s Board of Directors discretionary authority to implement a consolidation of the issued and outstanding Common Shares of the Company on the basis of a consolidation ratio of up to 15 pre-consolidation Common Shares for one post-consolidation Common Share. The Board of Directors selected a share consolidation ratio of ten pre-consolidation Common Shares for one post-consolidation Common Share and announced the consolidation on April 30, 2021 (the “reverse stock split”). The Company’s Common Shares began trading on TSX on a post-consolidation basis under the Company’s existing trade symbol "BRAG" on May 5, 2021. In accordance with International Financial Reporting Standards (“IFRS”), the change has been applied retrospectively.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1BASIS OF PRESENTATION AND GOING CONCERN (CONTINUED)

Acquisition of Spin Games LLC

On May 12, 2021, the Company announced it had entered into an agreement to acquire Spin Games LLC (“Spin”) in a cash and stock transaction for a purchase price of approximately USD 30 million. Under the deal the sellers of Spin will receive USD 10 million in cash and USD 20 million in Common Shares of the Company of which USD 5 million in Common Shares will be issued on closing and the balance over the next three years. The transaction is expected to close following final approval from state gaming regulators and satisfaction of other customary closing conditions.

Acquisition of Wild Streak LLC

On June 2, 2021, the Company announced that it had acquired Wild Streak LLC, doing business as Wild Streak Gaming ("Wild Streak"), a Las Vegas, Nevada based content creation studio with a portfolio of 39 premium casino slot titles supported across online and land-based applications.

The Company signed a purchase agreement to acquire all of the outstanding membership interests of Wild Streak in a cash and stock transaction for a purchase price of USD 30,000. Pursuant to the transaction, which closed simultaneously with the signing of the purchase agreement, the sellers of Wild Streak received USD 10,000 in cash at closing and will receive USD 20,000 worth of common shares of the Company over the next three years, subject to acceleration in the event of a change of control.

2	SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries when the Company controls them. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. The Company assesses control on an ongoing basis. The Company’s interest in the voting share capital of all its subsidiaries is 100%.

Transactions and balances between the Company and its consolidated entities have been eliminated on consolidation.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The table below summarizes the Company’s operating subsidiaries and the functional currency for each operating subsidiary:

Place of
	incorporation		Functional
	/ operation	Principal activity	currency
Bragg Gaming Group - Group Services Ltd.	United Kingdom	Corporate activities	GBP
Bragg Gaming Group - Parent Services Ltd.	United Kingdom	Corporate activities	GBP
Oryx Sales Distribution Ltd.	Cyprus	Distribution	EUR
Oryx Gaming International LLC	United States	Gaming solution provider	EUR
Oryx Gaming Ltd.	Malta	Gaming solution provider	EUR
Oryx Marketing Poslovne Storitve D.o.o.	Slovenia	Marketing	EUR
Oryx Podpora D.o.o.	Slovenia	B2B support services	EUR
Oryx Razyojne-Storitve D.o.o.	Slovenia	Gaming solution developer	EUR
Poynt Inc.	Canada	Distribution	CAD
Wild Streak LLC	United States	Content creation studio	USD

Presentation currency

The presentation currency of the Company is the Euro, while the functional currencies of its subsidiaries are Euro, Canadian dollar, United States dollar, and British pound sterling due to primary location of individual entities within the Group. The presentation currency of the Euro has been selected as it best represents the majority of the Company’s economic inflows, outflows as well as its assets and liabilities.

The assets and liabilities of operations that have a functional currency different from that of the Company’s reporting currency are translated into Euros at the foreign currency exchange rate in effect at the reporting date. The resulting foreign currency exchange gains or losses are recognized in the foreign currency translation adjustment as part of other comprehensive income. When such foreign operations are disposed of, the related foreign currency translation reserve is recognized in net earnings as part of the gain or loss on disposal.

Revenues and expenses of foreign operations are translated into Euros at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are transacted.

Business combinations

Business combinations are accounted for using the acquisition method as of the date when control is transferred to the Company. The Company measures goodwill as the excess of the sum of the fair value of the consideration transferred over the net identifiable assets acquired and liabilities assumed, all measured as at the acquisition date. Transaction costs that the Company incurs in connection with a business combination, other than those associated with the issuance of debt or equity securities, are expensed as incurred.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Net earnings (loss) per share (“EPS”)

Basic EPS is calculated by dividing the net earnings (loss) available to shareholders by the weighted average number of shares outstanding during the period. Diluted EPS is calculated by adjusting the net earnings available to shareholders and the weighted average number of shares outstanding for the effects of all potential dilutive instruments.

Diluted loss per share is equal to basic loss per share when the effect of dilutive securities is anti-dilutive.

Cash and cash equivalents

Cash equivalents consist of highly liquid marketable investments with an original maturity date of 90 days or less from the date of acquisition and prepaid credit cards. Cash and cash equivalents also include any cash held in trust as proceeds from future private placement.

Trade and other receivables

Trade and other receivables consist primarily of trade receivables from customers for which Oryx Gaming and Wild Streak provides services and accrued income in relation to receivables from customers that have yet to be invoiced, for services provided during the years ended December 31, 2021, and 2020. Upon invoicing, amounts are transferred from accrued income to trade receivables and any differences between the accrued and invoiced values are recognized in the consolidated statements of loss and comprehensive loss.

Revenue recognition

The Company recognizes revenue when control of the goods or services has been transferred. Revenue is measured at the amount of consideration to which the Company expects to be entitled, including variable consideration to the extent that it is highly probable that a significant reversal will not occur. Revenue from continuing operations is derived from software platform licensing, maintenance of source code, bespoke development, management service fees, marketing fees, revenue share from licencing of content and hosting fees. Revenue is recognized when the service provided to the customer is complete. Specifically:

- Games and content: revenues from content and platform licensing are derived from revenues a customer earns from utilizing the Company’s software platform and aggregated content in that period. The Company’s revenue is therefore linked to the revenue derived from a customer's end user, i.e., the subsequent sale. The Company recognizes revenue once the customer has earned the revenue from the subsequent sale/services as this is the point where the performance obligation is satisfied.

- iGaming and turnkey projects: the Company charges a fixed monthly management and marketing fee for its services in the month in which the services are provided, and performance obligations are met. Charges for development projects are charged on a time and materials basis upon delivery at agreed milestones. Revenue is recognized as it is billed unless services and performance obligations are provided in a future period. If services and performance obligations are not provided in the reporting period, then revenue is not recognized.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Revenue from discontinued operations is derived from programmatic advertising, branded content and social media management, sales of software maintenance agreements, software customization services, technical support services and consulting services. Revenue from discontinued operations is recognized on a monthly basis as it is billed.

Consideration receivable

Consideration receivable consists of cash receivables due as a result of the sale of discontinued operations. The fair value of the consideration receivable is determined by calculating the present value of expected future cashflows relating to the consideration receivable, applying the Company’s discount rate.

Income taxes

Current and deferred taxes are recognized in the consolidated statements of loss and comprehensive loss, except for current and deferred taxes related to a business combination, or amounts charged directly to equity or other comprehensive loss, which are recognized in the consolidated statements of financial position.

Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the asset and liability method of accounting on temporary differences arising between the financial statement carrying values of existing assets and liabilities and their respective income tax bases. Deferred tax is measured using enacted or substantively enacted income tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. A deferred tax asset is recognized for temporary differences as well as unused tax losses and credits to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same taxation authority on the same taxable entity, or on different taxable entities where the Company intends to settle its current tax assets and liabilities on a net basis.

Deferred tax is recorded on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Company, and it is probable that the temporary difference will not reverse in the foreseeable future.

Property and equipment

Property and equipment are recognized and subsequently measured at cost less accumulated depreciation and any accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset, including costs incurred to prepare the asset for its intended use and capitalized borrowing costs. The commencement date for capitalization of costs occurs when the Company first incurs expenditures for the qualifying assets and undertakes the required activities to prepare the assets for their intended use.

Borrowing costs directly attributable to the acquisition, construction or production of property and equipment, that necessarily take a substantial period of time to prepare for their intended use and a proportionate share of general borrowings, are capitalized to the cost of those assets, based on a quarterly weighted average cost of borrowing. All other borrowing costs are expensed as incurred and recognized in net interest expense and other financing charges.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment (continued)

The cost of replacing a component of property and equipment is recognized in the carrying amount if it is probable that the future economic benefits embodied within the component will flow to the Company and the cost can be measured reliably. The carrying amount of the replaced component is derecognized. The cost of repairs and maintenance of property and equipment is expensed as incurred and recognized in the consolidated statements of loss and comprehensive loss.

Gains and losses on disposal of property and equipment are determined by comparing the fair value of proceeds from disposal with the net book value of the assets and are recognized on a net basis in the consolidated statements of loss and comprehensive loss.

Property and equipment are depreciated on a straight-line basis over their estimated useful lives of up to five years to their estimated residual value when the assets are available for use. When significant parts of a property and equipment have different useful lives, they are accounted for as separate components and depreciated separately. Depreciation methods, useful lives and residual values are reviewed annually and are adjusted for prospectively, if appropriate.

Leases

The Company assesses whether a contract is, or contains, a lease. If a contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration, then the contract may contain a lease. The Company assesses whether a contract conveys the right to control the use of an asset by performing the following tests:

-

assess whether the contract involves the use of an identified asset and may be specified explicitly or implicitly. It should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a significant right to substitution, then the asset is not identified;

-	assess whether the Company has the right to obtain substantially all of the economic benefits arising from the use of the asset throughout the period of use; and
-

assess that the Company has the right to direct enjoyment of the asset. This right is identified when the Company has the decision-making rights in how and for what purpose the asset is used. In cases where the decision on how and for what purpose to use the asset has been predetermined, the Company has the right to direct the use of the asset if either it has the right to operate the asset, or the Company has designed the asset in a manner that predetermines how and for what purpose the asset will be used.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases (continued)

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:

-	fixed payments, including in-substance fixed payments;
-	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
-	amounts expected to be payable under a residual value guarantee; and
-

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases of equipment that have a lease term of twelve months or less and leases of low-value assets, including IT equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Intangible assets

Intangible assets are measured at cost less any amortization and accumulated impairment losses. These intangible assets are tested for impairment on an annual basis or more frequently if there are indicators that intangible assets may be impaired as described in the Impairment of non-financial assets policy.

Intangible assets are amortized on a straight-line basis over their estimated useful lives as follows:

Intellectual property identified upon business combination	8 - 10 years
Intellectual property acquired from third-parties	3 years
Customer relationships	10 years
Brands	10 years
Deferred development costs	3 years
Trademarks	3 - 15 years
Gaming licences	over the term of the licence

Trademarks and gaming licences are classified under “Other” in the intangible assets disclosure note (Note 13).

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible assets (continued)

The Company capitalizes the costs of intangible assets if and only if:

-	it is probable that the expected future economic benefits attributable to the asset will flow to the entity; and
-	the cost of the asset can be measured reliably.

Certain costs incurred in connection with the development of intellectual property relating to proprietary technology are capitalized to intangible assets as development costs. Intangible assets are recorded at cost, which consists of directly attributable costs necessary to create such intangible assets, less accumulated amortization and accumulated impairment losses, if any. The costs mainly include the salaries paid to the software developers and consulting fees.

These costs are recognized as development costs assets when the following criteria are met:

-	it is technically feasible to complete the software product so that it will be available for use;
-	management intends to complete the software product;
-	it can be demonstrated how the software product will generate future economic benefits;
-	adequate technical, financial, and other resources to complete the development and to use or sell the products are available; and
-	the expenditure attributable to the software product during its development can be reliably measured.

Goodwill

Goodwill arising in a business combination is recognized as an asset at the date that control is acquired. Goodwill is subsequently measured at cost less accumulated impairment losses. Goodwill is not amortized but is tested for impairment on an annual basis or more frequently if there are indicators that goodwill may be impaired as described in the Impairment of non-financial assets policy.

Impairment of non-financial assets

At each statement of financial position date, the Company reviews the carrying amounts of its non-financial assets to determine whether there is any indication of impairment. If any such indication exists, the asset is then tested for impairment by comparing its recoverable amount to its carrying value. Goodwill is tested for impairment at least annually.

For the purpose of impairment testing, assets, including right-of-use assets, are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of cash inflows of other assets or groups of assets. This grouping is referred to as a cash generating unit ("CGU").

Corporate assets, which include head office facilities and distribution centres, do not generate separate cash inflows. Corporate assets are tested for impairment at the minimum grouping of CGUs to which the corporate assets can be reasonably and consistently allocated. Goodwill arising from a business combination is tested for impairment at the minimum grouping of CGUs that are expected to benefit from the synergies of the combination.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of non-financial assets (continued)

The recoverable amount of a CGU or CGU grouping is the higher of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows from the CGU or CGU grouping, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU or CGU grouping. If the CGU or CGU grouping includes right-of-use assets in its carrying amount, the pre-tax discount rate reflects the risks associated with the exclusion of lease payments from the estimated future cash flows. The fair value less costs to sell is based on the best information available to reflect the amount that could be obtained from the disposal of the CGU or CGU grouping in an arm’s length transaction between knowledgeable and willing parties, net of estimates of the costs of disposal.

An impairment loss is recognized if the carrying amount of a CGU or CGU grouping exceeds its recoverable amount. For asset impairments other than goodwill, the impairment loss reduces the carrying amounts of the non-financial assets in the CGU on a pro-rata basis, up to an asset’s individual recoverable amount. Any loss identified from goodwill impairment testing is first applied to reduce the carrying amount of goodwill allocated to the CGU grouping, and then to reduce the carrying amounts of the other non-financial assets in the CGU or CGU grouping on a pro-rata basis.

For assets other than goodwill, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes party to the contractual provisions of the financial instrument. Upon initial recognition, financial instruments are measured at fair value plus or minus transaction costs that are directly attributable to the acquisition or issue of financial instruments that are not classified as fair value through profit or loss.

Financial instruments – classification and measurement

The classification and measurement approach for financial assets reflect the business model in which assets are managed and their cash flow characteristics. Financial assets are classified and measured based on these categories: amortized cost, fair value through other comprehensive income ("FVOCI"), or fair value through profit and loss ("FVTPL"). A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVTPL:

-	the financial asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and
-	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

-	the financial asset is held within a business model in which assets are managed to achieve a particular objective by both collecting contractual cash flows and selling financial assets; and

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments  - classification and measurement (continued)

-	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset shall be measured at FVTPL unless it is measured at amortized cost or at FVOCI.

Financial assets are not reclassified subsequent to their initial recognition unless the Company identifies changes in its business model in managing financial assets.

Financial liabilities are classified and measured based on two categories: amortized cost or FVTPL.

Fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated using valuation methodologies, primarily discounted cash flows taking into account external market inputs where possible.

The amortized cost of a financial asset or liability is the amount at which the financial asset or liability is measured at initial recognition, minus principal payments, plus or minus the cumulative amortization using the effective interest method of any difference between the initial amount recognized and the maturity amount, minus any reduction for impairment.

The following table summarizes the classification and measurement of the Company’s financial assets and liabilities:

Asset / Liability	Classification / Measurement
Cash and cash equivalents	FVTPL
Trade and other receivables	Amortized cost
Consideration receivable	FVTPL
Other assets	Amortized cost
Trade payables and other liabilities	Amortized cost
Deferred and contingent consideration	FVTPL
Lease obligations on right of use assets	Amortized cost
Other non-current liabilities	FVTPL / FVOCI

Financial instruments – valuation

The determination of the fair value of financial instruments is performed by the Company’s treasury and financial reporting departments on a quarterly basis. There was no change in the valuation techniques applied to financial instruments during the current year.

The carrying amounts reported for cash and cash equivalents, trade and other receivables, consideration receivable, trade payables and other liabilities, and deferred and contingent consideration approximate fair value because of the immediate short-term maturity of these financial instruments. The carrying value of lease obligations on right of use assets approximates the fair value based on rates currently available from financial institutions and various lenders.

Gains and losses on FVTPL financial assets and financial liabilities are recognized in net earnings in the period in which they are incurred. Settlement date accounting is used to account for the purchase and sale of financial assets. Gains or losses between the trade date and settlement date on FVTPL financial assets are recorded in the consolidated statements of loss and comprehensive loss.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments – derecognition

Financial assets are derecognized when the contractual rights to receive cash flows and benefits from the financial asset expire, or if the Company transfers the control or substantially all the risks and rewards of ownership of the financial asset to another party. The difference between the carrying amount of the financial asset and the sum of the consideration received and receivable is recognized in earnings before income taxes.

Financial liabilities are derecognized when obligations under the contract expire, are discharged, or cancelled. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in earnings before income taxes.

Financial instruments – impairment

The Company applies a forward-looking expected credit loss ("ECL") model at each reporting date to financial assets measured at amortized cost or those measured at FVOCI, except for investments in equity instruments. The ECL model outlines a three-stage approach to reflect the increase in credit risks of a financial instrument:

-

Stage 1 is comprised of all financial instruments that have not had a significant increase in credit risks since initial recognition or that have low credit risk at the reporting date. The Company is required to recognize impairment for Stage 1 financial instruments based on the expected losses over the expected life of the instrument arising from loss events that could occur during the 12 months following the reporting date.

-

Stage 2 is comprised of all financial instruments that have had a significant increase in credit risks since initial recognition but that do not have objective evidence of a credit loss event. For Stage 2 financial instruments the impairment is recognized based on the expected losses over the expected life of the instrument arising from loss events that could occur over the expected life. The Company is required to recognize a lifetime ECL for Stage 2 financial instruments.

-

Stage 3 is comprised of all financial instruments that have objective evidence of impairment at the reporting date. The Company is required to recognize impairment based on a lifetime ECL for Stage 3 financial instruments. The ECL model applied to financial assets require judgment, assumptions, and estimations on changes in credit risks, forecasts of future economic conditions and historical information on the credit quality of the financial asset. Consideration of how changes in economic factors affect ECLs are determined on a probability-weighted basis.

The carrying amount of the financial asset or group of financial assets are reduced through the use of impairment allowance accounts. In periods subsequent to the impairment where the impairment loss has decreased, and such decrease can be related objectively to conditions and changes in factors occurring after the impairment was initially recognized, the previously recognized impairment loss is reversed. The impairment reversal is limited to the lesser of the decrease in impairment or the extent that the carrying amount of the financial asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Deferred and contingent consideration

Prior to January 18, 2021, the Company had deferred and contingent consideration payable to the vendor of Oryx Gaming. Between December 20, 2018, and November 13, 2020, earnout payments were agreed based upon a multiple of EBITDA in financial years ended December 31, 2019, and December 31, 2020 with a minimum amount payable in each twelve-month period. EBITDA is defined as earnings before interest, taxes, depreciation, and amortisation. In each reporting period the present value of the deferred and contingent consideration payable was measured by discounting achieved and forecasted EBITDA by applying the Company’s weighted average cost of capital. A Black-Scholes calculation was then applied to account for probability of payout and to determine present value of payout after counter-party risk.

Prior to the next remeasurement period an accretion expense was recorded in the consolidated statements of loss and comprehensive loss as the discount was unwound towards the reporting date. Upon remeasurement, any gain or loss on remeasurement was also recorded in the consolidated statements of loss and comprehensive loss.

On November 13, 2020, the Company entered into an amending agreement with the vendor of Oryx Gaming whereby the second payment of deferred and contingent consideration was agreed at a fixed cash value and, following shareholder agreement on November 27, 2020, could be settled in fixed amount of Common Shares. As the payment can only be settled by way of Common Shares, there is no obligation of the Company to deliver cash or cash equivalents, and the underlying fair value of the liability and number of Common Shares is fixed, the payment qualifies as an equity instrument and was recorded as shares to be issued in the consolidated statements of changes in equity. On January 18, 2021, the agreed fixed number of Common Shares was issued from treasury to the vendor and the balance recorded in shares to be issued was transferred to the share capital account.

Short term employee benefits

Short term employee benefits include wages, salaries, compensated absences, and bonuses. Short term employee benefit obligations are measured on an undiscounted basis and are recognized in operating income as the related service is provided or capitalized if the service rendered is in connection with the creation of an intangible asset. A liability is recognized for the amount expected to be paid under short term cash bonus plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

Long term employee benefits

Long term employee benefits include severance pay upon retirement and awards for years of service for certain employees. Liabilities towards severance pay and awards for years of service are determined via actuarial valuation using the Projected Unit Credit Method at the reporting date with liabilities towards severance pay being recognised at FVTPL and liabilities towards awards of years of service being recognised at FVOCI. Actuarial gains and losses in service awards are recognised immediately in Net Loss while actuarial gains and losses in severance pay are recognised in Other Comprehensive Loss.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Share based compensation

The Company has stock option plans for directors, officers, employees, and consultants. Each tranche of an award is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. In addition, the Company also has deferred share unit (“DSU”), restricted share unit (“RSU”) and performance share unit (“PSU”) plans for directors, officers, employees, and consultants. The fair value of each unit is measured as the share price on date of grant with nil exercise price.

Compensation expense is recognized over each tranche’s vesting period, based on the number of awards expected to vest, with the offset credited to contributed surplus. The number of awards expected to vest is reviewed quarterly, with any impact being recognized immediately. When options are exercised, the amount received is credited to share capital and the fair value attributed to these options is transferred from contributed surplus to share capital. In the case of DSUs, RSUs or PSUs, only the fair value attributed to these options is transferred from contributed surplus to share capital.

Equity

Shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity. Contributed surplus includes amounts in connection with conversion options embedded in compound financial instruments, share based compensation and the value of expired options and warrants. Deficit includes all current and prior period income and losses.

Warrants

The Company accounts for warrants using the Black-Scholes option pricing model at the date of issuance. If and when warrants ultimately expire, the applicable amounts are transferred to contributed surplus.

3CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements requires management to make estimates and judgments in applying the Company’s accounting policies that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes.

Within the context of these consolidated financial statements, a judgment is a decision made by management in respect of the application of an accounting policy, a recognized or unrecognized financial statement amount and/or note disclosure, following an analysis of relevant information that may include estimates and assumptions. Estimates and assumptions are used mainly in determining the measurement of balances recognized or disclosed in the consolidated financial statements and are based on a set of underlying data that may include management’s historical experience, knowledge of current events and conditions and other factors that are believed to be reasonable under the circumstances.

Management continually evaluates the estimates and judgments it uses.

The following are the accounting policies subject to judgments and key sources of estimation uncertainty that the Company believes could have the most significant impact on the amounts recognized in the consolidated financial statements. The Company’s significant accounting policies are disclosed in Note 2.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

3CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

Impairment of non-financial assets (property and equipment, right-of-use assets, intangible assets and goodwill) (continued)

-	Judgments made in relation to accounting policies applied

Management is required to use judgment in determining the grouping of assets to identify their CGUs for the purposes of testing property and equipment, intangible assets and right-of-use assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment.

The Company has determined that Oryx Gaming and Wild Streak are two separate CGUs for the purposes of property and equipment, intangible assets and right-of-use asset impairment testing. For the purpose of goodwill impairment testing, CGUs are grouped at the lowest level at which goodwill is monitored for internal management purposes. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed.

-	Key sources of estimation

In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed. The Company determines fair value less costs to sell using such estimates as market rental rates for comparable properties, recoverable operating costs for leases with tenants, non-recoverable operating costs, discount rates, capitalization rates and terminal capitalization rates. The Company determines value in use by using estimates including projected future revenues, earnings and capital investment consistent with strategic plans presented to the Board. Discount rates are consistent with external industry information reflecting the risk associated with the specific cash flows.

Impairment of accounts receivable

In each stage of the ECL impairment model, impairment is determined based on the probability of default, loss given default, and expected exposure to loss at default. The application of the ECL model requires management to apply the following significant judgments, assumptions, and estimations:

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movement of impairment measurement between the three stages of the ECL model, based on the assessment of the increase in credit risks on accounts receivables. The assessment of changes in credit risks includes qualitative and quantitative factors of the accounts, such as historical credit loss experience and external credit scores;

-	thresholds for significant increase in credit risks based on changes in probability of default over the expected life of the instrument relative to initial recognition; and
-	forecasts of future economic conditions.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

3CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

Leases

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate lease term on a lease-by-lease basis. Management considers all facts and circumstances that create an economic incentive to exercise a renewal option or to not exercise a termination option including investments in major leaseholds and past business practice and the length of time remaining before the option is exercisable. The periods covered by renewal options are only included in the lease term if management is reasonably certain to renew. Management considers reasonably certain to be a high threshold. Changes in the economic environment or changes in the office rental industry may impact management’s assessment of lease term, and any changes in management’s estimate of lease terms may have a material impact on the Company’s consolidated statements of financial position and consolidated statements of loss and comprehensive loss.

-	Key sources of estimation

In determining the carrying amount of right-of-use assets and lease liabilities, the Company is required to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets if the interest rate implicit in the lease is not readily determined. Management determines the incremental borrowing rate using a base risk-free interest rate estimated by reference to the bond yield with an adjustment that reflects the Company’s credit rating, the security, lease term and value of the underlying leased asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change due to changes in the business and macroeconomic environment.

Warrants and share options

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the model used and the inputs therein to evaluate the value of share option grants and issued warrants. Management considers all facts and circumstances for each grant issuance on an individual basis.

-	Key sources of estimation

In determining the fair value of warrants and share options, the Company is required to estimate the future volatility of the market value of the Company’s shares by reference to its historical volatility or comparable companies over the previous years, a risk-free interest rate estimated by reference to the Government of Canada bond yield, and a dividend yield of nil.

Long-term employee benefits obligations

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate fair value of severance pay upon retirement and awards for years of service that certain employees have earned in return for their service. A calculation is made for each employee taking into account the cost of severance pay upon retirement due under the contract of employment and the cost of all expected awards for years of service with the Company until retirement.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

Long-term employee benefits obligations (continued)

-	Key sources of estimation

In determining the present value of liabilities to certain employees, the Company performs actuarial calculations in accordance with IAS 19 Employee Benefits applying the Projected Unit Credit Method to measure obligations and costs. Various assumptions are applied including retirement age, mortality, average salary of an individual and growth in income in future years.

4LOSS BEFORE INCOME TAXES CLASSIFIED BY NATURE

The loss before income taxes is classified as follows:

		Year Ended December 31,
	Note	2021	2020
Revenue		58,319	46,421
Third-party content		(29,998)	(26,232)
Gross Profit		28,321	20,189

Salaries and subcontractors		(14,821)	(9,011)
Share based compensation	10	(4,667)	(2,963)

Total employee costs		(19,488)	(11,974)
Depreciation and amortization		(4,797)	(2,873)
IT and hosting		(1,699)	(1,372)
Professional fees		(3,024)	(1,481)
Corporate costs		(1,437)	(749)
Sales and marketing		(393)	(213)
Bad debt expense	15	(602)	(1,076)
Travel and entertainment		(274)	(176)
Transaction and acquisition costs		(1,349)	(2,212)
Other operational costs		(1,769)	(702)

Selling, General and Administrative Expenses		(34,832)	(22,828)

Gain on remeasurement of consideration receivable	6	98	19
Loss on remeasurement of deferred and contingent consideration	12	—	(9,276)
Loss on disposal of intangible assets	13	(89)	—
Operating Loss		(6,502)	(11,896)
Interest income		61	6
Accretion on liabilities	12	—	(1,037)
Interest and financing fees		(245)	(353)
Net Interest Expense and Other Financing Charges		(184)	(1,384)
Loss Before Income Taxes		(6,686)	(13,280)

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

5	ACQUISITION OF WILD STREAK LLC

On June 2, 2021, the Company announced that it had acquired Wild Streak LLC ("Wild Streak").

The Company signed a purchase agreement to acquire all of the outstanding membership interests of Wild Streak in a cash and stock transaction for an undiscounted purchase price of EUR 24,680 (USD 30,075). Pursuant to the transaction, the sellers of Wild Streak received EUR 8,268 (USD 10,075) in cash at closing and should receive EUR 16,412 (USD 20,000) worth of common shares of the Company over the next three years, subject to acceleration in the event of a change of control. The fair value of the share consideration is determined using a put option pricing model with volatility of 57.5%, annual dividend rate of 0%, and time to maturity of 1-3 years.

The fair value allocations which follow are based on the purchase price allocations conducted by management.

Balances
Purchase price:
Cash	8,206
Shares to be issued	13,746
Deferred consideration	62
Total purchase price	22,014

Fair value of assets acquired, and liabilities assumed:
Cash and cash equivalents	124
Accounts receivable	408
Trade payables and other liabilities	(87)
Net assets acquired and liabilities assumed	445

Fair value of intangible assets:
Brands	311
Customer relationships	10,857
Intellectual property	5,611
Goodwill	4,790

Wild Streak revenues and net profit for the period

From the acquisition date of June 2, 2021, to December 31, 2021, Wild Streak generated revenue of EUR 2,060 and net profit of EUR 1,090.

Pro-forma revenues and net profit (loss) for the period

On a pro-forma basis Wild Streak generated revenue of EUR 3,070 for the year ended December 31, 2021. For the year ended December 31, 2021, this would have resulted in consolidated revenues of EUR 59,328.

On a pro-forma basis Wild Streak generated net profit of EUR 1,619 the year ended December 31, 2021. For the year ended December 31, 2021, this would have resulted in a consolidated net loss of EUR 6,983.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

6	DISCONTINUED OPERATIONS

During the year ended December 31, 2019, the Company decided to discontinue its online media business unit.

On April 30, 2020, the Company discontinued its GIVEMEBET operation and as of December 31, 2021, and 2020, this subsidiary is considered dormant with no remaining assets and liabilities. Any associated net loss for this subsidiary continues to be presented as discontinued operations in the consolidated financial statements.

On May 7, 2020, the Company completed the sale of its GIVEMESPORT operation for cash consideration of GBP 50 (EUR 56) plus additional consideration equivalent to the net current assets disposed plus consideration receivable of 10% of GIVEMESPORT aggregate revenues for a period of twenty-one months from date of completion.

As of December 31, 2021, consideration receivable has been recognized at a present value of EUR 56, all of which is due within twelve months of the year ended December 31, 2021. As of December 31, 2020, consideration receivable had been recognized at a present value of EUR 192, of which EUR 148 was due within twelve months of the year ended December 31, 2020, and EUR 44 was due beyond twelve months. As of December 31, 2021, and 2020, the Company has not identified any assets or liabilities as held for sale.

Consideration is settled in cash at three-month intervals from the date of sale. In the year ended December 31, 2021, EUR 235 in proceeds from the sale of discontinued operations was received (year ended December 31, 2020: EUR 259).

Consolidated statements of cash flows

	Year Ended December 31,
	2021	2020
Net cash used in operating activities	—	(584)
Net cash used in financing activities	—	(74)
Effect of currency translation	—	170
Net cash flows for the year	—	(488)

Consolidated statements of loss and comprehensive loss

	Year Ended December 31,
	2021	2020
Revenue	—	559
Cost of revenue	—	(120)
Gross Profit	—	439
Selling, general and administrative expenses	—	(624)
Operating Loss	—	(185)
Net interest expense and other financing charges	—	(41)
Gain on disposal of discontinued operations	—	136
Loss Before Income Taxes	—	(90)
Income taxes	—	—
Net Loss	—	(90)
Cumulative translation adjustment	—	(95)
Net Comprehensive Loss	—	(185)

In the year ended December 31, 2021, remeasurement of the present value of the consideration receivable resulted in a gain on remeasurement of consideration receivable of EUR 98 (the year ended December 31, 2020: gain of EUR 19).

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

7	SHARE CAPITAL

Authorized - Unlimited Common Shares, fully paid

The following is a continuity of the Company’s share capital:

		Note	Number	Value
January 1, 2020	Balance		7,986,385	40,204
June 2, 2020	Issuance of share capital upon exercise of DSUs	10	50,000	219
October 15, 2020, to December 18, 2020	Exercise of warrants		1,945,793	10,708

October 16, 2020, to November 23, 2020	Exercise of special warrants - broker compensation options		160,178	1,060
November 18, 2020	Shares issued on completion of Public Offering		2,957,225	10,086
December 22, 2020	Issuance of share capital upon exercise of FSOs		11,667	27

December 31, 2020	Balance		13,111,248	62,304

January 1, 2021	Balance		13,111,248	62,304

January 11, 2021, to
February 22, 2021	Exercise of warrants	9	1,554,082	11,916

January 21, 2021, to
February 18, 2021	Exercise of broker warrants	9	160,548	897

January 13, 2021	Shares issued on completion of private placement		247,934	1,918
January 18, 2021	Shares issued upon completion of Oryx earn-out		4,700,000	22,000

March 12, 2021, to
March 17, 2021	Issuance of share capital upon exercise of RSUs	10	50,000	267

June 9, 2021, to
September 20, 2021	Issuance of share capital upon exercise of FSOs	10	132,220	983

	Rounding of fractional shares after consolidation		2	—

December 31, 2021	Balance		19,956,034	100,285

The Company’s Common Shares have no par value.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

7	SHARE CAPITAL (CONTINUED)

Effective as of April 30, 2021, the Company underwent a reverse stock split on the basis of one post-consolidation Common Share for every ten pre-consolidation Common Shares (1-for-10). The share capital has been reported on a post-consolidation basis (Note 1).

Private placement

On January 13, 2021, the Company completed a non-brokered private placement offering comprised of 247,934 Common Shares at a price of CAD 12.10 per share for aggregate gross proceeds of EUR 1,937 less EUR 19 in issuance costs resulting in net proceeds of EUR 1,918. This offering was exclusively taken up by Company employees and Board members and was subject to a hold period expiring May 14, 2021. No commission or finder’s fee was paid in connection with the offering.

As at December 31, 2021, EUR nil (December 31, 2020: EUR 608) was held in trust on behalf of the Company for subscription receipts related to the private placement offering. This amount was recorded in cash and cash equivalents.

Completion of Oryx earn-out

On January 18, 2021, the Company satisfied its earn-out obligations to K.A.V.O. Holdings Limited via a combination of cash and Common Shares of the Company. A total of 4,700,000 Common Shares of the Company were issued to the vendor with a recorded fair-value of EUR 22,000. The Common Shares were subject to a hold period expiring May 19, 2021.

In connection with this transaction Matevž Mazij became a “control person” of the Company, in accordance with section 1(1) of the Ontario Securities Act, with a total shareholding through K.A.V.O. Holdings Limited of 4,900,000 Common Shares representing over 27% of the outstanding Common Shares of the Company as of the settlement date.

8	PUBLIC OFFERING COMPLETED NOVEMBER 18, 2020

On October 26, 2020, the Company announced that it had entered into an agreement with a syndicate of underwriters pursuant to which the underwriters agreed to purchase 1,786,000 units (the "Units") from the treasury of the Company, at a price of CAD 7.00 per Unit and offer them to the public by way of short form prospectus for total gross proceeds of approximately CAD 12,500 (the "Offering"). On October 27, 2020, the Company agreed to increase the size of the Offering whereby the Underwriters agreed to purchase 2,571,500 Units for aggregate gross proceeds of CAD 18,001.

The Company granted the underwriters an option (the "Over-Allotment Option") to purchase up to an additional 15% of the Units of the Offering on the same terms exercisable at any time up to 30 days following the closing of the Offering. The underwriters exercised the Over-Allotment Option in full and, together with the base offering, purchased 2,957,225 Units in total for aggregate gross proceeds of EUR 13,343 (CAD 20,701). Issuance costs directly associated with raise of funds amounted to EUR 1,216 (CAD 1,887) resulting in cash proceeds, net of issuance costs, of EUR 12,127 (CAD 18,814). Closing of the Offering occurred on November 18, 2020, with net proceeds to be used for growth initiatives, working capital and general corporate purposes.

Each Unit consists of one Common Share and one half of one warrant (each whole warrant, a "Public Offering Warrant") of the Company. Each Public Offering Warrant entitled the holder thereof to purchase one Common Share at a price equal to CAD 10.00 for a period of 36 months following the closing of the Offering (Note 9).

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

8	PUBLIC OFFERING COMPLETED NOVEMBER 18, 2020 (CONTINUED)

The Public Offering Warrants included an acceleration provision, exercisable at the Company’s option, if the Company’s daily volume weighted average share price is greater than CAD 15.00 for at least ten consecutive trading days. On January 21, 2021, the Company announced that it elected to exercise its right under the terms of the warrant indenture to accelerate the expiry date of the warrants. Accordingly, the Company gave notice to all registered warrant holders that the expiry date for the Warrants was accelerated to February 22, 2021. As of December 31, 2021, all such warrants have been exercised or have expired.

In addition to the Units, the Company granted 177,434 broker warrants (“Broker Warrants”), each convertible to one Common Share and half of one Public Offering Warrant at a price equal to CAD 7.00 (Note 9).

9	WARRANTS

The following are continuities of the Company’s warrants:

				Special
			Warrants	warrants -
			issued upon	compensation	Broker
Number of Warrants		Warrants	Public Offering	options	warrants
January 1, 2020	Balance	2,705,880	—	160,178	—
	Exercise of
October 15, 2020 to December 18, 2020	- warrants	(1,945,693)	(100)	—	—

October 16, 2020 to November 23, 2020	- special warrants - compensation options	160,178	—	(160,178)	—

November 30, 2020	Expiry of warrants	(920,365)	—	—	—

November 18, 2020	Issue of warrants upon Public Offering	—	1,478,612	—	177,434

December 31, 2020	Balance	—	1,478,512	—	177,434

January 1, 2021	Balance	—	1,478,512	—	177,434

January 11, 2021 to
February 22, 2021	Exercise of warrants	—	(1,554,082)	—	—

January 21, 2021 to
February 18, 2021	Exercise of broker warrants	—	80,274	—	(160,548)

February 22, 2021	Expiry of warrants	—	(4,704)	—	—

December 31, 2021	Balance	—	—	—	16,886

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

9WARRANTS (CONTINUED)

Each unit consists of the following characteristics:

			Special
	Warrants	Warrants	warrants -
	issued	issued upon	compensation	Broker
	March 14, 2019	Public Offering	options	warrants
Number of shares	1	1	1	1
Number of Warrants	—	—	1	0.5
Exercise price of unit (CAD)	7.60	10.00	5.10	7.00

Warrants issued upon completion of Public Offering

Upon completion of the Public Offering on November 18, 2020 (Note 8) 1,478,612 Public Offering Warrants were issued resulting in an increase in the fair value of Public Offering Warrants of EUR 1,887, before issuance costs. The assumptions used to measure the fair value of the Public Offering Warrants under the Black-Scholes valuation model were as follows:

Expected dividend yield (%)	0.0
Expected share price volatility (%)	103.5
Risk-free interest rate (%)	0.11
Expected life of warrants (years)	1.0
Underlying share price (CAD)	8.00

The Public Offering Warrants were issued with an exercise price of CAD 10.00 and were convertible to one Common Share per Public Offering Warrant initially expiring November 18, 2023. The Public Offering Warrant indenture included an acceleration provision, exercisable at the Company’s option, if the Company’s daily volume weighted average Common Share price is greater than CAD 15.00 for at least ten consecutive trading days. The Company had the option to accelerate the exercise period of the Public Offering Warrants to a period ending at least 30 days from the date notice of such acceleration is provided to the holders of the Public Offering Warrants. On January 21, 2021, the Company announced that it elected to exercise its right under the terms of a warrant indenture to accelerate the expiry date of the warrants. Accordingly, the Company gave notice to all registered warrant holders that the expiry date for the Warrants was accelerated to February 22, 2021.

Between January 11, 2021, and February 22, 2021, 1,554,082 Public Offering Warrants were exercised resulting in issuance of 1,554,082 shares and cash receipt of EUR 10,085. An increase in share capital of EUR 11,916 and decrease in fair value of warrants of EUR 1,831 was recognized in the consolidated statements of changes in equity. On February 22, 2021, 4,704 Public Offering Warrants expired resulting in a decrease in fair value of warrants and corresponding increase in contributed surplus of EUR 7.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

9WARRANTS (CONTINUED)

Broker Warrants issued upon completion of Public Offering

Upon completion of the Public Offering on November 18, 2020 (Note 8), 177,434 broker warrants (“Broker Warrants”) were issued resulting in an increase in the fair value of warrants of EUR 399, a decrease in share capital of EUR 331 and decrease in fair value of warrants of EUR 68. The Broker Warrants were issued with an exercise price of CAD 7.00 and are convertible to one Common Share plus one-half of a Public Offering Warrant per Broker Warrant expiring November 18, 2023. The assumptions used to measure the fair value of the Broker Warrants under the Black-Scholes valuation model were as follows:

Expected dividend yield (%)	0.0
Expected share price volatility (%)	103.5
Risk-free interest rate (%)	0.11
Expected life of warrants (years)	1.0
Underlying share price (CAD)	8.00

The underlying Public Offering Warrants were subject to the same acceleration provision and notice of acceleration that was given on January 21, 2021. Between January 21, 2021, and February 18, 2021, 160,548 Broker Warrants were exercised for 160,548 Common Shares and 80,274 Public Offering Warrants resulting in an increase in share capital of EUR 897, an increase in fair value of warrants of EUR 196 and decrease in fair value of Broker Warrants of EUR 361. Broker Warrants may still be exercised for Common Shares until date of expiry.

10	SHARE BASED COMPENSATION

The Company maintains an Omnibus Incentive Equity Plan ("OEIP") for certain employees and consultants. The plan was approved at an annual and special meeting of shareholders on November 27, 2020. At the annual and special meeting of shareholders of the Company held on April 28, 2021, the shareholders approved the increase in the number of Common Shares available for issuance as awards under the plan from 3,180,000 to 3,965,000.

The following is a continuity of the Company’s equity incentive plans:

	DSU	RSU	FSO
				Weighted
	Outstanding	Outstanding	Outstanding	Average
	DSU Units	RSU Units	FSO Options	Exercise
	(Number of	(Number of	(Number	Price / Share
	of shares)	of shares)	of shares)	CAD
Balance as at January 1, 2020	408,000	—	745,576	6.02
Granted	80,000	210,000	818,858	7.28
Exercised	(50,000)	—	(11,667)	2.30
Expired	—	—	(750)	44.86
Forfeited / Cancelled	(318,000)	—	(323,607)	7.91
Balance as at December 31, 2020	120,000	210,000	1,228,410	6.37

Granted	178,800	75,000	1,141,364	13.65
Exercised	—	(50,000)	(132,220)	7.08
Forfeited / Cancelled	(51,855)	—	(421,252)	14.76
Balance as at December 31, 2021	246,945	235,000	1,816,302	8.95

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

10	SHARE BASED COMPENSATION (CONTINUED)

The following table summarizes information about the outstanding share options as at December 31, 2021:

	Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
	Options	Remaining	Exercise	Options	Exercise
Range of exercise	(Number	Contractual	Price / Share	(Number	Price / Share
prices (CAD)	of shares)	Life (Years)	CAD	of shares)	CAD
2.30 - 5.00	254,060	3	3.02	182,930	3.17
5.01 - 5.60	200,000	2	5.60	200,000	5.60
5.61 - 7.80	632,858	4	7.80	632,858	7.80
7.81 - 33.30	729,384	8	12.93	174,500	14.20
	1,816,302	5	8.95	1,190,288	7.66

The following table summarizes information about the outstanding share options as at December 31, 2020:

	Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
	Options	Remaining	Exercise	Options	Exercise
Range of exercise	(Number	Contractual	Price / Share	(Number	Price / Share
prices (CAD)	of shares)	Life (Years)	CAD	of shares)	CAD
2.30 - 5.00	269,000	4	2.98	120,983	3.48
5.01 - 5.60	225,000	3	5.60	166,667	5.60
5.61 - 7.80	732,858	5	7.80	732,858	7.80
7.81 - 33.30	1,552	5	33.31	1,552	33.31
	1,228,410	4	6.37	1,022,060	6.97

During the year ended December 31, 2021, a share-based compensation charge of EUR 1,623 has been recognized in the consolidated statements of loss and comprehensive loss (year ended December 31, 2020: EUR 2,159) in relation to the fixed stock options.

During the year ended December 31, 2021, the Company granted 1,141,364 share options, (year ended December 31, 2020: 818,858 share options) with a weighted average exercise price of CAD 13.65 (year ended December 31, 2020 CAD 7.28) and a fair value of EUR 5,422 (year ended December 31, 2020: EUR 2,234). The assumptions used to measure the grant date fair value of FSO options under the Black-Scholes valuation model were as follows:

	2021	2020
Expected dividend yield (%)	0.0	0.0
Expected share price volatility (%)	63.4 - 64.3	65.0 - 85.8
Risk-free interest rate (%)	0.8 - 1.3	0.2 - 0.4
Expected life of options (years)	4.5 - 5.0	0.9 - 5.0
Share price (CAD)	6.88 - 14.04	3.00 - 8.20
Forfeiture rate (%)	0.0	0.0

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

10	SHARE BASED COMPENSATION (CONTINUED)

During the year ended December 31, 2021, 132,220 Common Shares, were issued upon exercise of fixed stock options (year ended December 31, 2020: 11,667). Upon exercise of fixed stock options, for the year ended December 31, 2021, EUR 347 (the year ended December 31, 2020: EUR 9) was transferred from contributed surplus to share capital in the consolidated statements of changes in equity. Cash proceeds upon exercise of fixed stock options during the year ended December 31, 2021, totalled EUR 636 (year ended December 31, 2020: EUR 18).

Deferred Share Units

Exercises of grants may only be settled in shares, and only when the employee or consultant has left the Company. Under the plan, the Company may grant options of its shares at nil cost that vest immediately.

During the year ended December 31, 2021, 178,800 DSUs,  (year  ended December  31, 2020: 80,000 DSUs), were granted with a fair value of between CAD 6.88 and CAD 21.80 per unit (year ended December 31, 2020: CAD 8.20) determined as the share price on the date of grant.

During the year ended December 31, 2021, a share-based compensation charge of EUR 1,561 has been recognized in the consolidated statements of loss and comprehensive loss (year ended December 31, 2020: EUR 427) in relation to the deferred share units.

During the year ended December 31, 2021, nil Common Shares were issued upon exercise of DSUs (year ended December 31, 2020: 50,000 Common Shares were issued upon exercise of 50,000 DSUs). For the year ended December 31, 2020, upon exercise of DSUs, EUR 219 was transferred from contributed surplus to share capital in the consolidated statements of changes in equity.

Restricted Share Units

During the year ended December 31, 2021, 75,000 RSUs, were granted (year ended December 31, 2020: 210,000), with a fair value of CAD 21.80 per unit (year ended December 31, 2020: CAD 7.47 – CAD 8.20 per unit) determined as the share price on the date of grant.

During the year ended December 31, 2021, a share-based compensation charge of EUR 1,483 EUR has been recognized in the consolidated statements of loss and comprehensive loss (the year ended December 31, 2020: EUR 377) in relation to the RSUs.

During the year ended December 31, 2021, 50,000 Common Shares were issued upon exercise of 50,000 RSUs (year ended December 2020: nil). Upon exercise of RSUs, EUR 267 was transferred from contributed surplus to share capital in the consolidated statements of changes in equity.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

11	GOODWILL

The following is a continuity of the Company’s goodwill:

As at January 1, 2020 and December 31, 2020	19,938
Goodwill recognised upon acquisition of Wild Streak LLC (Note 5)	4,790
As at December 31, 2021	24,728

The carrying amount of goodwill is attributed to the Oryx Gaming and Wild Streak CGUs. The Company completed its annual impairment tests for goodwill as at December 31, 2021 and concluded that there was no impairment.

Key Assumptions

The recoverable amount of was determined based on a value in use calculation which uses cash flow projections based on financial budgets approved by the Board and covering a five-year period and an after-tax discount rate of 16.0% (pre-tax rate 19.7%) per annum for the Oryx Gaming CGU and an after-tax discount rate of 24.0% (pre-tax rate 30.0%) for the Wild Streak CGU. The cash flows beyond the five-year period have been extrapolated using a steady 3.0% per annum growth rate.

The cash flow projections used in estimating the recoverable amounts are generally consistent with results achieved historically adjusted for anticipated growth. The Company believes that any reasonably possible change in key assumptions on which the recoverable amounts were based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the CGUs.

12	DEFERRED AND CONTINGENT CONSIDERATION

The Company completed the acquisition of Oryx Gaming International LLC together with its subsidiaries on December 20, 2018. The vendor is now part of the Company’s key management, though was not at the time of the acquisition. Deferred and contingent consideration on December 31, 2020, related to cash earnout payments due in relation to the Oryx acquisition.

The Company completed the acquisition of Wild Streak LLC effective on June 2, 2021. The Company agreed a cash payment of USD 75 (EUR 62) to the vendor in relation to working capital provided prior to completion to be settled on or about the sixtieth day following closing of the transaction. This amount was subsequently settled with the vendor on September 3, 2021.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

12	DEFERRED AND CONTINGENT CONSIDERATION (CONTINUED)

The following is a continuity of the Company’s deferred and contingent consideration:

Balance as at January 1, 2020	23,732
Cash paid on settlement of deferred and contingent consideration	(527)
Accretion expense	1,037
Shares to be issued	(22,000)
Loss on remeasurement of deferred and contingent consideration	9,276
Effect of movements in exchange rates	3
Balance as at December 31, 2020	11,521

Deferred consideration payable upon business combination (Note 5)	62
Cash paid on settlement of deferred and contingent consideration	(11,583)

Balance as at December 31, 2021	—

In the year ended December 31, 2021, EUR nil (year ended December 2020 EUR 9,276) of loss on remeasurement of deferred and contingent consideration and EUR nil (year ended December 31, 2020: EUR 1,037) of accretion expense was recognized in the consolidated statements of loss and comprehensive loss.

Deferred and contingent consideration is disclosed in the consolidated statements of financial position as follows:

	As at	As at
	December 31,	December 31,
	2021	2020
Deferred and Contingent Consideration	—	11,521

All contingent liabilities in relation to the acquisition of Oryx were settled in full to the Oryx vendor on January 18, 2021, following shareholder approval on November 27, 2020. On January 18, 2021, the Company satisfied its earn-out obligations to K.A.V.O. Holdings Limited via a combination of cash and Common Shares (Note 7) of the Company. Cash paid totalled EUR 11,598, of which EUR 11,521 fully settled deferred and contingent consideration payable, EUR 52 settled interest payable and EUR 25 settled legal fees.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

13	INTANGIBLE ASSETS

		Deferred
	Intellectual	Development	Customer
	Property	Costs	Relationships	Brands	Other	Total
Cost
Balance as at December 31, 2019	8,801	1,222	4,903	1,357	128	16,411
Additions	165	2,075	—	—	46	2,286

Balance as at December 31, 2020	8,966	3,297	4,903	1,357	174	18,697
Additions	237	2,889	—	—	17	3,143
Disposal	—	—	—	—	(128)	(128)
Acquired through business combination (Note 5)	5,611	—	10,857	311	—	16,779
Effect of movement in exchange rates	409	—	824	24	1	1,258

Balance as at December 31, 2021	15,223	6,186	16,584	1,692	64	39,749

Accumulated Amortization
Balance as at December 31, 2019	1,119	76	504	140	11	1,850
Amortization	1,169	754	490	136	19	2,568

Balance as at December 31, 2020	2,288	830	994	276	30	4,418
Amortization	1,594	1,581	1,154	155	15	4,499
Disposal	—	—	—	—	(39)	(39)
Effect of movement in exchange rates	8	—	18	—	—	26

Balance as at December 31, 2021	3,890	2,411	2,166	431	6	8,904

Carrying Amount

Balance as at December 31, 2020	6,678	2,467	3,909	1,081	144	14,279

Balance as at December 31, 2021	11,333	3,775	14,418	1,261	58	30,845

In the year ended December 31, 2021, amortization expense of EUR 4,499 was recognized within selling, general and administrative expenses (year ended December 31, 2020: EUR 2,568).

In the year ended December 31, 2021, loss on disposal or disposal of intangible assets of EUR 89 was recognized in the consolidated statements of loss and comprehensive loss in relation to the disposal of a gaming licence asset (year ended December 31, 2020: nil).

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

14	CASH AND CASH EQUIVALENTS

As at December 31, 2021 and 2020, cash and cash equivalents consisted of cash held in banks, marketable investments with an original maturity date of 90 days or less from the date of acquisition, and prepaid credit cards.

As at December 31 2021, EUR nil (December 31, 2020: EUR 608) was held in trust on behalf of the Company for subscription receipts related to a non-brokered private placement offering that completed on January 13, 2021 (Note 7). This amount was recorded in cash and cash equivalents.

15	TRADE AND OTHER RECEIVABLES

The following is an aging of the Company’s trade and other receivables:

	As at	As at
	December 31,	December 31,
	2021	2020
Less than one month	8,717	9,563
Between two and three months	747	1,193
Greater than three months	1,405	1,296

	10,869	12,052
Provision for expected credit losses	(2,415)	(1,755)
Trade and Other Receivables	8,454	10,297

The balance of accrued income is included in receivables aged less than one month as this balance will be converted to accounts receivable upon issuance of sales invoices.

The following is a continuity of the Company’s provision for expected credit losses related to trade and other receivables:

Balance as at December 31, 2019	941
Bad debt written-off	(419)
Net additional provision for doubtful debts	1,076
Provision for late interest receivable	157

Balance as at December 31, 2020	1,755
Net additional provision for doubtful debts	602
Provision for late interest receivable	58

Balance as at December 31, 2021	2,415

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

16	PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets comprises:

	As at	As at
	December 31,	December 31,
	2021	2020
Prepayments	2,372	249
Deposits	50	—
Other assets	20	14
Prepaid Expenses and Other Assets	2,442	263

As at December 31, 2021 prepayments include EUR 1,187 (December 31, 2020: nil) in prepaid consideration (Note 1).

17	TRADE PAYABLES AND OTHER LIABILITIES

Trade payables and other liabilities comprises:

	As at	As at
	December 31,	December 31,
	2021	2020
Trade payables	1,464	6,406
Accrued liabilities	12,380	6,099
Sales tax payable	444	4,356
Other payables	69	107
Trade Payables and Other Liabilities	14,357	16,968

18	RELATED PARTY TRANSACTIONS

The Company’s policy is to conduct all transactions and settle all balances with related parties on market terms and conditions for those in the normal course of business. Transactions between the Company and its consolidated entities have been eliminated on consolidation and are not disclosed in this note.

Key Management Personnel

The Company’s key management personnel are comprised of members of the Board and the executive team which consists of the Interim Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), Chief Strategy Officer (“CSO”) and Chief Technology Officer (“CTO”). Three key management employees are also shareholders in the Company. Transactions and balances between the Company and its key management personnel are as follows:

Consolidated Statements of Loss and Comprehensive Loss

●	Revenues for the year ended December 31, 2021, to a shareholder of the Company totalled EUR 115 (year ended December 2020: EUR 23).
●	Total compensation for salaries, director fees, share-based compensation, and short-term employee benefits of key management personnel of the Company for the year ended December 31, 2021, totalled EUR 8,495 (year ended December 31, 2020: EUR 4,559).

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

18RELATED PARTY TRANSACTIONS (CONTINUED)

Consolidated Statements of Loss and Comprehensive Loss (continued)

●	Total compensation for salaries and short-term employee benefits of vendors of the sale of Wild Streak and subsequently employees of the Company for the year ended December 31, 2021, totalled EUR 331 (year ended December 31, 2020: EUR nil).
●	Loss on remeasurement of deferred and contingent consideration payable to the former Managing Director of Oryx for the year ended December 31, 2021, was nil (the year ended December 31, 2020: EUR 9,276). While the key management employee is no longer Managing Director of Oryx, they remain a non-executive director of the Company.
●	Interest expense on deferred and contingent consideration payable to the former Managing Director of Oryx for the year ended December 31, 2021, totalled EUR 52 (year ended December 31, 2020: EUR 266).
●	During the year ended December 31, 2021, legal fees of EUR 25 payable to the former Managing Director of Oryx in relation to the Oryx earn-out was recognized in the consolidated statements of loss and comprehensive loss (year ended December 31, 2020: EUR nil).
●	During the year ended December 31, 2021, professional fees of EUR 98 payable to a related businesses of a non-executive member of the Board of the Company was recognized in the consolidated statements of loss and comprehensive loss (year ended December 31, 2020: EUR nil).

Consolidated Statements of Financial Position

●	As at December 31, 2021, EUR 47 of trade and other receivables was receivable from the former Managing Director of Oryx and other shareholders (December 31, 2020: EUR 4).
●	As at December 31, 2021, EUR 62 of prepaid expenses and other assets was receivable from a related business of a non-executive director of the Company (December 31, 2020: EUR nil).
●	As at December 31, 2021, EUR 1,924 of trade payables and other liabilities was due to the Company’s key management personnel (December 31, 2020: EUR 166).
●	As at December 31, 2021, EUR 62 of trade payables and other liabilities was due to the vendors of the sale of Wild Streak and subsequently employees of the Company (December 31, 2020: EUR nil).
●	As at December 31, 2021, EUR nil of deferred and contingent consideration (Note 12) was payable to the former Managing Director of Oryx (December 31, 2020: EUR 11,521).

Consolidated Statements of Changes in Equity

●	During the year ended December 31, 2021, EUR 22,000, of share capital (the year ended December 31, 2020: EUR nil) was issued to the former Managing Director of Oryx upon completion of the earn-out (Note 12). A corresponding decrease in shares to be issued was recognized in the consolidated statements of changes in equity.
●	During the year ended December 31, 2021, EUR 13,746 of shares to be issued (year ended December 31, 2020: EUR nil) to the vendors for the sale of Wild Streak (Note 5) and subsequently employees of the Company was recognized in the consolidated statements of changes in equity.
●	During the year ended December 31, 2021, EUR 1,918 of additional share capital was recognized in consolidated statements of changes in equity in relation to the private placement by key management personnel of the Company (Note 7) (year ended December 31, 2020: EUR nil).

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

18RELATED PARTY TRANSACTIONS (CONTINUED)

Consolidated Statements of Changes in Equity (continued)

●	During the year ended December 31, 2021, EUR 410 additional share capital, was recognized in the consolidated statements of changes in equity for exercise of DSUs, RSUs and FSOs by key management personnel of the Company (Note 10) (the year ended December 31, 2020: EUR 246).

Consolidated Statements of Cash Flows

●	During the year ended December 31, 2021, a total of EUR 11,521 in payments were made to the former Managing Director of Oryx for deferred consideration (year ended December 31, 2020: EUR 560).
●	During the year ended December 31, 2021, a total of EUR 140 in payments were made to the former Managing Director of Oryx for interest on deferred and contingent consideration payable (year ended December 31, 2020: EUR 176).
●	During the year ended December 31, 2021, a total of EUR 8,271 in cash consideration payments were made to the vendors of the sale of Wild Streak (year ended December 31, 2020: EUR nil).

19	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The financial instruments measured at amortized cost are summarised below:

Financial Assets

	Financial assets as subsequently
	measured at amortized cost
	December 31,	December 31,
	2021	2020
Trade and other receivables	8,454	10,297

Financial Liabilities

	Financial liabilities as subsequently
	measured at amortized cost
	December 31,	December 31,
	2021	2020
Trade payables	1,464	6,406
Accrued liabilities	12,380	6,099
Other liabilities	69	107
Lease obligations on right of use assets	600	726
	14,513	13,338

The carrying values of the financial instruments approximate their fair values.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

19FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Fair Value Hierarchy

The following table presents the fair values and fair value hierarchy of the Company’s financial instruments.

	December 31, 2021			December 31, 2020
	Level 1	Level 3	Total	Level 1	Level 3	Total
Financial assets
Fair value through profit and loss:
Cash and cash equivalents	16,006	—	16,006	26,102	—	26,102
Consideration receivable	—	56	56	—	192	192

Financial liabilities
Fair value through profit and loss:
Deferred and contingent consideration	—	—	—	11,521	—	11,521
Other liabilities	—	36	36	—	—	—

Fair value through other comprehensive income:
Other liabilities	—	148	148	—	—	—

There were no transfers between the levels of the fair value hierarchy during the periods.

During the year ended December 31, 2021, a loss of EUR nil (year ended December 31, 2020: EUR 9,276), was recognized in the consolidated statements of loss and comprehensive loss as loss on remeasurement of deferred and contingent consideration (Note 12) for financial instruments designated as FVTPL.

During the year ended December 31, 2021, a gain of EUR 44 (year ended December 31, 2020: EUR nil), was recognized in the consolidated statements of loss and comprehensive loss as remeasurement of employee obligations for financial instruments designated as FVOCI.

As a result of holding and issuing financial instruments, the Company is exposed to certain risks. The following is a description of those risks and how the exposures are managed.

Liquidity risk

Liquidity risk is the risk that the Company is unable to generate or obtain sufficient cash and cash equivalents in a cost-effective manner to fund its obligations as they come due. The Company will experience liquidity risks if it fails to maintain appropriate levels of cash and cash equivalents, is unable to access sources of funding or fails to appropriately diversify sources of funding. If any of these events were to occur, they could adversely affect the financial performance of the Company.

The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process. The Company holds sufficient cash and cash equivalents and working capital, maintained through stringent cash flow management, to ensure sufficient liquidity is maintained. The Company is not subject to any externally imposed capital requirements.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

19FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Liquidity risk (continued)

The following are the undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Company as at December 31, 2021:

	2022	2023	2024	2025	Thereafter	Total
Trade payables and other liabilities	14,357	—	—	—	—	14,357
Lease obligations on right of use assets	172	157	157	157	—	643
Other non-current liabilities	—	1	1	1	236	239
	14,529	158	158	158	236	15,239

Foreign currency exchange risk

The Company’s financial statements are presented in EUR; however, a portion of the Company’s net assets and operations are denominated in other currencies, particularly Canadian and US dollars. Such net assets are translated into EUR at the foreign currency exchange rate in effect at the reporting date, and operations at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. As a result, the Company is exposed to foreign currency translation gains and losses, which are recorded in accumulated other comprehensive loss.

The Company is also exposed to risk on transaction in currencies other than its functional currency resulting in realized and unrealized foreign currency gains and loss which are recorded in other operational costs. The Company estimates that an appreciation of the EUR of 10% relative to other currencies would result in a decrease of EUR 1,637 in earnings before income taxes while a depreciating EUR will have the opposite impact.

The Company has no derivative instruments in the form of futures contracts and forward contracts to manage its current and anticipated exposure to fluctuations in EUR exchange rates.

Credit risk

The Company is exposed to credit risk resulting from the possibility that counterparties could default on their financial obligations to the Company including cash and cash equivalents, other assets and accounts receivable. Failure to manage credit risk could adversely affect the financial performance of the Company.

The risk related to cash and cash equivalents is reduced by policies and guidelines that require that the Company enters into transactions only with counterparties or issuers that have a minimum long term “BBB” credit rating from a recognized credit rating agency. The Company mitigates the risk of credit loss relating to accounts receivable by evaluating the creditworthiness of new customers and establishes a provision for expected credit losses. The Company applies the simplified approach to provide for expected credit losses as prescribed by IFRS 9, Financial Instruments, which permits the use of the lifetime expected loss provision for all accounts receivable. The expected credit loss provision is based on the Company’s historical collections and loss experience and incorporates forward-looking factors, where appropriate.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

19FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Credit risk (Continued)

The provision matrix below shows the expected credit loss rate for each aging category of accounts receivable as at December  31, 2021:

		Aging (months)
	Note	<1	1 - 3	>3	Total
Gross accounts receivable	15	8,717	747	1,405	10,869
Expected loss rate		6.31%	71.62%	94.66%	22.22%
Expected Loss Provision	15	550	535	1,330	2,415

The provision matrix below shows the expected credit loss rate for each aging category of accounts receivable as at December 31, 2020:

		Aging (months)
	Note	<1	1 - 3	>3	Total
Gross accounts receivable	15	9,563	1,193	1,296	12,052
Expected loss rate		4.51%	14.84%	88.50%	14.56%
Expected Loss Provision	15	431	177	1,147	1,755

Gross accounts receivable includes the balance of accrued income within the aging category of less than one month.

Concentration risk

For the year ended December  31, 2021, one customer (year ended December  31, 2020: one customer) contributed more than 10% each to the Company’s revenues. Aggregate revenues from this customer totalled EUR 6,513 (year ended December 31, 2020: EUR 6,342).

As at December 31, 2021, one customer (December 31, 2020: one customer) constituted more than 10% to the Company’s accounts receivable. The balance owed by this customer totalled EUR 4,305 (December 31, 2020: EUR 1,247). The Company continues to expand its customer base to reduce the concentration risk.

20	SUPPLEMENTARY CASHFLOW INFORMATION

Cash flows arising from changes in non-cash working capital are summarized below:

	Year Ended December 31,
Cash flows arising from movement in:	2021	2020
Trade and other receivables	2,251	(4,117)
Prepaid expenses and other assets	(977)	70
Deferred revenue	(75)	102
Trade payables and other liabilities	(2,698)	8,111
Other liabilities - non-current	37	147
Changes in Non-Cash Working Capital	(1,462)	4,313

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

21	SEGMENT INFORMATION

Operating

The Company has one reportable operating segment in its continuing operations, B2B Online Gaming.

The accounting policies of the reportable operating segments are the same as those described in the Company’s summary of significant accounting policies (Note 2). The Company measures each reportable operating segment’s performance based on adjusted EBITDA. No reportable operating segment is reliant on any single external customer.

Intersegment charges have been eliminated on consolidation.

Geography – Revenue

Revenue for continuing operations was generated from contracted customers in the following jurisdictions:

	Year Ended December 31,
	2021	2020
Malta	28,127	31,416
Curaçao	14,304	8,772
Rest of Europe	14,223	4,695
Rest of World	1,665	1,538
Revenue	58,319	46,421

This segmentation is not correlated to the geographical location of the Company’s worldwide end-user base.

Geography – Non-Current Assets

Non-current assets are held in the following jurisdictions:

	As at	As at
	December 31,	December 31,
	2021	2020
United States	55,581	34,104
Other	851	1,180
Non-Current Assets	56,432	35,284

22	INCOME TAXES

The components of income taxes recognized in the consolidated statements of financial position are as follows:

	As at	As at
	December 31,	December 31,
	2021	2020
Income taxes payable	784	1,318
Deferred income tax liabilities	1,243	1,415

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

22	INCOME TAXES (CONTINUED)

The components of income taxes recognized in the consolidated statements of loss and comprehensive loss are as follows:

	Year Ended December 31,
	2021	2020
Current period	901	1,194
Adjustment in respect of prior periods	97	127

Current Income Taxes	998	1,321

Deferred income tax recovery	(172)	(125)
Deferred Income Tax Recovery	(172)	(125)

Income Taxes	826	1,196

There is no income tax expense recognized in other comprehensive loss.

	As at	As at
	December 31,	December 31,
	2021	2020
Intangible assets	1,196	1,415
Other	47	—
Deferred income tax liabilities	1,243	1,415

The effective income tax rates in the consolidated statements of loss and comprehensive loss were reported at rates different than the combined Canadian federal and provincial statutory income tax rates for the following reasons:

	Year Ended December 31,
	2021	2020
	%	%
Canadian statutory tax rate	26.5	26.5
Effect of tax rate in foreign jurisdictions	0.8	1.8
Impact of foreign currency translation	14.0	(3.1)
Non-deductible and non-taxable items	(18.8)	(5.6)
Remeasurement of contingent and deferred consideration	—	(18.4)
Accretion expense of contingent consideration	—	(2.1)
Share issue costs and financing costs	—	3.1
Capital losses from sale of discontinued operation	—	26.1
Change in tax benefits not recognized	(32.6)	(35.3)
Adjustments in respect of prior periods	(2.1)	0.8
Adjustment of prior year tax payable	—	1.8
Other	(0.2)	(4.6)
Effective Income Tax Rate Applicable to Loss Before Income Taxes	(12.4)	(9.0)

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

22	INCOME TAXES (CONTINUED)

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	Year Ended December 31,
	2021	2020

Income tax losses - Canada	29,647	22,609
Capital tax losses - Canada	28,479	26,323
Income tax losses - United Kingdom	2,329	1,743
Income tax losses - Malta	239	142
Property and equipment	1,565	1,660
Goodwill	2,519	—
Right-of-use assets	29	—
Share issuance costs	2,794	3,241
Total Unrecognized Deductible Temporary Differences	67,601	55,718

The portion of the income tax losses related to Canada which have a limited carry-forward period expire in the years 2026 to 2041 as follows:

2026	105
2027	982
2028	911
2029	338
2030	227
2031	1,184
2032	1,727
2033	2,470
2034	1,205
2035	3,064
2036	1,606
2037	3,102
2038	2,097
2039	2,180
2040	3,238
2041	5,211
29,647

The United Kingdom losses are carried forward indefinitely unless subject to certain restrictions and are now classified in the current year as discontinued operations as unrecognized deferred income tax assets. The deductible temporary differences do not expire under current income tax legislation. Deferred income tax assets were not recognized in respect of these items because it is not probable that future taxable income will be available to the Company to utilize the benefits.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

23	CONTINGENT LIABILITIES

In the ordinary course of business, the Company is involved in and potentially subject to, legal actions and proceedings. In addition, the Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, any of which events could lead to reassessments.

The Company is not aware of any legal, administrative, or other proceedings pending, which would materially affect its financial condition.